1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2006.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 11, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

RESOLUTIONS PASSED AT THE 2005 ANNUAL GENERAL MEETING

The 2005 AGM of the Company was held on 10 May 2006. All the resolutions set out in the Notice of AGM dated 13 March 2006, were duly passed at the 2005 AGM.

RESOLUTIONS AT THE 2005 AGM

Reference is made to the notice of annual general meeting of Aluminum Corporation of China Limited (the "Company") dated 13 March 2005 (the "Notice of AGM") to convene the annual general meeting of the Company for the year 2005 held on 10 May 2006 ("2005 AGM").

Each of the following resolutions was passed as an ordinary resolution at the 2005 AGM:

1.	The Report of the Directors of the Company for the year ended 31 December 2005 was approved.

2.	The Report of the Supervisory Committee of the Company for the year ended 31 December 2005 was approved.

3.	The report of the international auditors and the audited financial statements of the Group and of the Company for the year ended 31 December 2005 were approved.

4.

The proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended 31 December 2005 were approved and the board of directors of the Company (the "Board of Directors") was authorized to distribute such dividend to the shareholders of the Company.

5.	The remuneration of the Directors and Supervisors of the Company for the year ending 31 December 2006 was determined.

6.

The appointments of PricewaterhouseCoopers, Hong Kong Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (Chinese Character) as the Company's international and People's Republic of China ("PRC") auditors, respectively, to hold office until the conclusion of the following annual general meeting were approved, and the audit committee of the Board of Directors was authorised to determine their remuneration.

Each of the following resolutions was passed as a special resolution at the 2005 AGM in such terms and manner as described in an announcement of the Company dated 13 March 2006 and the circular of the Company dated 22 March 2006:

7.

the proposed issuance of a short-term debenture in the PRC by the Company ("Proposed Short-term Bond Issue") in the principal amount of up to RMB5 billion, in such terms as are particularized in Resolution No. 8 of the Notice of AGM, was approved;

8.	(i)

the authorizations and approvals contained in Special Resolution No. 9 passed at the 2004 Annual General Meeting of the Company held on June 9, 2005 relating to the proposed issue of a maximum of 1,500,000,000 A shares of the Company ("A Shares") (the "Proposed Issue of A Shares") in such terms as are particularized under paragraph 9.1 of Special Resolution No. 9 as set out in the Notice of AGM were approved to be refreshed for one year from the date of passing of this special resolution until the conclusion of the AGM of the Company for the year ending December 31, 2006; and

(ii)

the intended use of proceeds from the Proposed Issue of A Shares, subject to approval of the China Securities Regulatory Committee and in such terms as are particularized under paragraph 9.2 of Special Resolution No. 9 as set out in the Notice of AGM, were approved.

9.

In connection with the Proposed Issue of A Shares, the proposed amendments to the Articles of Association of the Company as set out in the circular dated 22 March 2006 were authorized and approved; and the Board of Directors was authorized to make further amendments to the Articles of Association of the Company to meet the specific conditions of the public offer of the Proposed Issue of A Shares and in accordance with the opinion, notices and requirements of the relevant regulatory authorities and the relevant law and regulations in force at the time of the Proposed Issue of A Shares and to make all necessary filings and registrations of the amended Articles of Association of the Company with the relevant PRC, Hong Kong and other authorities

10.

The Board of Directors was granted an unconditional general mandate to issue additional H shares in the capital of the Company in such terms as are particularized in Resolution No. 11 as set out in the Notice of AGM.

PAYMENT OF FINAL DIVIDENDS Pursuant to Resolution No. 4 set out above and as authorized by the 2005 AGM, details of the payment of final dividends to holders of the Company's H shares are as follows:

(a)	A final dividend of RMB0.214 per share (inclusive of tax) will be paid to all holders of the Company's H shares whose names appeared on the H share register of the Company on 11 April 2006.

(b)	Dividends to holders of the Company's H shares will be paid in Hong Kong dollars based on the following formula:

The RMB value of the final dividend

Final dividend in Hong Kong dollar	=	The average closing exchange rate of RMB against
Hong Kong dollars as quoted by the People's
Bank of China for the calendar week preceding
the date which the dividend was declared

In respect of the Company's 2005 final dividends to be paid to holders of the Company's H shares, the average closing exchange rate of RMB against Hong Kong dollars as quoted by the People's Bank of China for the calendar week preceding the date on which the dividend was declared (i.e. 10 May 2006) was RMB1.00 against HK$0.9674. Therefore, the dividend per H shares of the Company, being RMB0.2140, will be approximately HK$0.2070.

(c)

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent (the "Receiving Agent") in Hong Kong and will pay to the Receiving Agent the final dividends declared in respect of the Company's H shares, which will be held on trust pending payment to the holders of such H shares. Such final dividends will be paid by the Receiving Agent and will be mailed by Hong Kong Registrars Limited to the holders of the Company's H shares who are entitled to the same by ordinary post at their own risk, on or before 30 June 2006.

As at the date of this announcement, the Board of Directors comprises Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (executive Directors), Mr. Shi Chungui and Mr. Joseph C. Muscari (non-executive Directors) and Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi (independent non-executive Directors).

By Order of the Board of Directors of
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary

10 May 2006 Beijing, PRC * For identification only

About the Company
Our contact information of this release is:

*	Business address: No.12B, Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
*	Telephone number: (86-10) 6397 1767
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary